FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement regarding continuing connected transaction of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on January 15, 2007.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

CONTINUING CONNECTED TRANSACTIONS

CONTINUING CONNECTED TRANSACTIONS EXEMPT FROM THE INDEPENDENT SHAREHOLDERS' APPROVAL REQUIREMENT

Purchase of ancillary equipment parts

On 15th January 2007, the Company entered into the HEC Equipment Purchase Framework Agreement and the Xi'an Thermal Framework Agreement with Huaneng Energy Communication and Xi'an Thermal, respectively, both of them being associates of the Company's ultimate controlling shareholder, Huaneng Group. Pursuant to such two agreements, the Company will purchase ancillary equipment parts from Huaneng Energy Communication, Xi'an Thermal and their respective subsidiaries and associates. The transactions contemplated under each of the HEC Equipment Purchase Framework Agreement and the Xi'an Thermal Framework Agreement will be carried out on an on-going basis, thus constituting continuing connected transactions of the Company for the purposes of the Listing Rules. The transaction amount of the continuing connected transactions under each of the HEC Equipment Purchase Framework Agreement and the Xi'an Thermal Framework Agreement for 2007 is expected to be RMB900 million and RMB100 million, respectively, while the aggregate thereof will not exceed 2.5% of all applicable percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules. Therefore, such continuing connected transactions are subject to compliance with the reporting and announcement requirements under Listing Rule 14A.34 but are exempted from the independent shareholders’ approval requirements.

Purchase of technical services and project contracting

In addition, pursuant to the Xi'an Thermal Framework Agreement, the Company shall purchase technical services and project contracting from Xi'an Thermal and its subsidiaries and associates. The transactions contemplated under the Xi'an Thermal Framework Agreement will be carried out on an on-going basis, thus constituting continuing connected transactions of the Company for the purposes of the Listing Rules. The total transaction amount of the continuing connected transactions under the Xi'an Thermal Framework Agreement for 2007 is expected to be RMB260 million, which does not exceed 2.5% of all applicable percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules. Therefore, such continuing connected transactions are subject to compliance with the reporting and announcement requirements under Listing Rule 14A.34 but are exempted from the independent shareholders’ approval requirements.

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Coal purchase and coal transportation services

On 15th January 2007, the Company entered into the HEC Coal Framework Agreement with Huaneng Energy Communication, an associate of the Company's ultimate controlling shareholder, Huaneng Group. The transactions contemplated under the HEC Coal Framework Agreement will be carried out on an on-going basis, thus constituting continuing connected transactions of the Company for the purposes of the Listing Rules. Pursuant to the HEC Coal Framework Agreement, the Company expects the aggregate transaction amount with Huaneng Energy Communication and its subsidiaries and associates for purchase of coal and related transportation services for 2007 to be RMB4,200 million, thus exceeding 2.5% of all applicable percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules. In the premises, for the purpose of the HEC Coal Framework Agreement, the Company has to comply with the reporting, announcement and shareholders’ approval requirements under Listing Rules 14A.45 to 14A.48. The Company proposes to convene an extraordinary general meeting in March 2007 to seek approval from the Independent Shareholders regarding the continuing connected transactions and the cap contemplated under the HEC Coal Framework Agreement.

The Independent Directors of the Company will advise the Independent Shareholders in connection with the terms of the non-exempt continuing connected transactions (including the proposed cap) under the HEC Coal Framework Agreement. DBS has been appointed as the independent financial adviser to advise the Independent Directors and the Independent Shareholders on the same.

A circular containing further details of the non-exempt continuing connected transactions of the HEC Coal Framework Agreement, a letter from the Independent Directors, an opinion of DBS, together with a notice to convene an extraordinary general meeting to approve the non-exempt continuing connected transactions (including the proposed cap) under the HEC Coal Framework Agreement will be issued by the Company to the shareholders as soon as practicable.

CONTINUING CONNECTED TRANSACTIONS WHICH ARE EXEMPTED FROM THE INDEPENDENT SHAREHOLDERS' APPROVAL REQUIREMENT

1.	Purchase of ancillary equipment parts

As approved by the Board, the Company entered into the HEC Equipment Purchase Framework Agreement and the Xi'an Thermal Framework Agreement with Huaneng Energy Communication and Xi'an Thermal, respectively, on 15th January 2007, each for a term expiring on 31st December, 2007. Pursuant to such two agreements, the Company shall purchase ancillary equipment parts from Huaneng Energy Communication, Xi'an Thermal and their respective subsidiaries and associates.

Huaneng Group is the ultimate controlling shareholder of the Company, directly holding approximately 51.98% interest in HIPDC and approximately 8.75% of the total issued share capital of the Company. Currently, HIPDC holds approximately 42.03% of the total issued share capital of the Company. At the same time, Huaneng Energy Communication is a wholly owned subsidiary of Huaneng Group which in turn holds 52% interest in Xi'an Thermal. Under the Listing Rules, Huaneng Energy Communication and Xi'an Thermal are connected persons of the Company. The transactions of the Company between Huaneng Energy Communication and Xi'an Thermal constitute connected transactions of the Company and are required to comply with the applicable disclosure requirement and/or to obtain approval from the Independent Shareholders under the Listing Rules.

Pursuant to the HEC Equipment Purchase Framework Agreement and the Xi'an Thermal Framework Agreement, the Company will purchase from Huaneng Energy Communication,

Xi'an Thermal and their respective subsidiaries and associates ancillary equipment parts, which are used for renovation and maintenance of its facilities, at the terms and purchase prices to be negotiated at arm’s length terms taking into account the market conditions, and in any event at terms and prices no less favourable than those offered by Huaneng Energy Communication, Xi'an Thermal and their respective subsidiaries and associates to independent third parties for the same or similar type of ancillary equipment parts. The estimated annual aggregate amount for the purchase of ancillary equipment parts and materials under the HEC Equipment Purchase Framework Agreement and the Xi'an Thermal Framework Agremeent for the year ending 31st December, 2007 shall not exceed an aggregate amount of approximately RMB900 million and RMB100 million respectively. The payment thereof will be settled in cash in arrears, or in accordance with the terms to be agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

In 2006, the Company has purchased ancillary equipment parts from Huaneng Group and its associates (please refer to the Company’s announcement dated 4th April 2006). The aggregate transaction amount in 2006 was approximately RMB43 million (unaudited). The estimated annual caps for 2007 are based on the existing overall scale and operations of the power plants, and the anticipated development and growth of the Company, which the Company deems reasonable. In 2006, a total of 18 new thermal and hydropower generating units of the Company commenced operation. The total installed generation capacity increased by 7,150 MW. As a result of the increase of the operating generating units and the generation capacity, the Company has increasing demand for ancillary equipment parts to meet its operational need. The transaction amount in relation to the connected transactions of purchasing ancillary equipment parts in 2007 will therefore increase.

The merits of Huaneng Energy Communication and Xi'an Thermal and their respective subsidiaries and associates are that they can offer more favourable prices for bulk purchase of ancillary equipment parts. Taking into consideration of the ability of Huaneng Energy Communication, Xi'an Thermal and their respective subsidiaries and associates to offer more favourable prices for ancillary equipment parts, and owing to the close relationship between the parties, Huaneng Energy Communication, Xi'an Thermal and their respective subsidiaries and associates are able to provide to the Company the ancillary equipment parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. The Directors (including the Independent Directors) are of the opinion that the transactions for the purchase of ancillary equipment parts were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

The aggregate transaction amount for the purchase of ancillary equipment parts under the HEC Equipment Purchase Framework Agreement and the Xi'an Thermal Framework Agreement is expected to be RMB1,000 million and will not exceed 2.5% of all applicable percentage ratios as calculated pursuant to Rule 14.07 of the Listing Rules. Therefore, such transactions are subject to compliance with the reporting and announcement requirements under Listing Rule 14A.34 but are exempted from the independent shareholders’ approval requirements. In addition, the Company will also comply with the requirements under Rule 14A.37 to Rule 14A.41 of the Listing Rules in respect of annual review of continuing connected transactions in relation to the purchase of ancillary equipment parts under the HEC Equipment Purchase Agreement and the Xi’an Thermal Framework Agreement. If the actual aggregate amount of the transactions in relation to the purchase of ancillary equipment parts under the HEC Equipment Purchase Framework Agreement and the Xi’an Thermal Framework Agreement during the year ending 31st December, 2007 exceeds the above caps (i.e. RMB1,000 million), the Company will further comply with the requirements under Rule 14A.36 of the Listing Rules.

2.	Purchase of technical services and project contracting

As approved by the Board, the Company entered into the Xi'an Thermal Framework Agreement with Xi'an Thermal on 15th January 2007 for a term expiring on 31st December, 2007. Given that Huaneng Group, the ultimate controlling shareholder of the Company, directly holds 52% of the equity interest in Xi’an Thermal, the transactions between Xi’an Thermal (including its subsidiaries and associates) and the Company constitute connected transactions of the Company and are required to comply with the applicable disclosure requirement and/or to obtain approval from the Independent Shareholders under the Listing Rules.

As a power company, the Company has to outsource information technology services and industry-specific technology services to meet its operation and production needs. Pursuant to the Xi'an Thermal Framework Agreement, the Company will purchase technical services and industry-specific technological project contracting services provided by Xi’an Thermal and its subsidiaries and associates at a service fee to be mutually agreed upon and confirmed by the parties with reference to the then market conditions, provided that such service fee shall be determined upon normal commercial terms and not higher than the service fee offered by Xi’an Thermal and its subsidiaries and associates to independent third parties for the same or similar type of services.

In 2006, the Company has purchased similar kind of technical services and project contracting services from Huaneng Group and its associates (please refer to the Company’s announcement dated 4th April 2006). The aggregate transaction amount thereof was approximately RMB79.68 million (unaudited). The estimated annual aggregate amount of the service fee for provision of information technology technical services and industry-specific technological project contracting services to Xi’an Thermal and its subsidiaries and associates for the year ending 31st December, 2007 shall not exceed RMB260 million. The payment thereof will be settled in cash in arrears, or in accordance with the terms to be agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. Such estimated cap is based on the existing overall scale and operations of the power plants, as well as the anticipated development and growth of the Company, which the Company deems reasonable. In 2006, a total of 18 new thermal and hydropower generating units of the Company commenced operation. The total installed generation capacity increased by 7,150 MW. As a result of the increase of the operating generating units and the generation capacity, the Company has increasing demand for technical services and project contracting services to meet its operational need. The transaction amount in relation to the connected transactions of purchasing technical services and project contracting services in 2007 will therefore increase.

Xi’an Thermal and its subsidiaries and associates specialize in the research and development of renewable energy technology and the installation of thermal power facilities in the PRC. Taking into consideration the ability of Xi’an Termal and its subsidiaries and associate to provide reliable and efficient information technology services and advanced and comprehensive industry-specific technology services and project contracting services, thereby reducing the operational costs of the Company, the Directors (including the Independent Directors) are of the opinion that the transactions for the purchase of technical services and project contracting services under the Xi’an Thermal Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company, (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

As the relevant percentage ratios of the above transactions calculated in accordance with Rule 14.07 of the Listing Rules are all less than 2.5% of all applicable percentage ratios, such transactions are therefore subject to the reporting and announcement requirements set out in Rule 14A.45 to Rule 14A.47 of the Listing Rules and are exempted from the independent shareholders’ approval requirements. The Company will also comply with the requirements under Rule 14A.37 to Rule 14A.41 of the Listing Rules in respect of annual review of these continuing connected transactions. If the actual aggregate amount of such the transactions during the year ending 31st December, 2007 exceeds the above caps (i.e. RMB260 million), the Company will further comply with the requirements under Rule 14A.36 of the Listing Rules.

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Purchase of coal and coal transportation services

As approved by the Board, the Company entered into the HEC Coal Framework Agreement with Huaneng Energy Communication on 15th January 2007, for a term expiring on 31st December 2007. As mentioned above, Huaneng Group is the ultimate controlling shareholder of the Company, holding approximately 51.98% interest in HIPDC and approximately 8.75% of the total issued share capital of the Company. Currently, HIPDC holds approximately 42.03% of the total issued share capital of the Company. At the same time, Huaneng Energy Communication is a wholly owned subsidiary of Huaneng Group and a connected person of the Company under the Listing Rules. The transactions between Huaneng Energy Communication (including its subsidiaries and associates) and the Company constitute connected transactions under the Listing Rules and are required to comply with the applicable disclosure requirement and/or to obtain approval from the Independent Shareholders under the Listing Rules.

Coal is the major raw material of the Company for power generation. Pursuant to the HEC Coal Framework Agreement, the Company will purchase coal and coal transportation services from Huaneng Energy Communication and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market condition, and in any event the coal prices and the transportation service fee shall be no less favourable than those offered by Huaneng Energy Communication and its subsidiaries and associates to independent third parties for the same or similar type of coal supply or transportation services.

In 2006, the Company has purchased coal and coal transportation services from Huaneng Group and its associates (please refer to the Company’s announcement dated 4th April 2006). The aggregate transaction amount in 2006 was approximately RMB913 million (unaudited). The estimated annual aggregate amount for the purchase of coal and the coal transportation service fee paid to Huaneng Energy Communication and its subsidiaries and associates for the year ending 31st December 2007 shall not exceed RMB4,200 million, where the payment thereof will be settled in cash in arrears, or in accordance with the terms to be agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The estimated cap is based on the existing overall scale and operations of the power plants, as well as the anticipated development and growth of the Company, which the Company deems reasonable. In 2006, a total of 18 new thermal and hydropower generating units of the Company commenced operation. The total installed generation capacity increased by 7,150 MW. As a result of the increase of the operating generating units and the scale of generation capacity, the Company has increasing demand for coal and coal transportation services to meet its operational need. The transaction amount in relation to the connected transactions of purchasing coal and coal transportation services in 2007 will therefore increase.

Huaneng Energy Communication and its subsidiaries and associates have the advantage of quoting favourable prices for bulk purchase of coal. Taking into consideration of their ability to offer to the Company favourable prices for coal, and owing to the close relationship with the Company, they are able to provide to the Company the coal in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, Huaneng Energy Communication and its subsidiaries and associates operate a sizable fleet specializing in the provision of domestic maritime transportation services in China. Since the reliability and the relative high quality of management and transportation services provided by Huaneng Energy Communication and its subsidiaries and associates could reduce the operational risks and enhance the efficiency of the daily operation of the Company, the Directors (including the Independent Directors) are of the opinion that the transactions for the purchase of coal and coal transportation services from Huaneng Energy Communication and its subsidiaries and associates under the HEC Coal Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

As the relevant percentage ratios relating to the purchase of coal and coal transportation services from Huaneng Energy Communication and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Listing Rules will exceed 2.5% of all applicable percentage ratios, the transactions in relation thereto are therefore subject to the reporting, announcement and independent shareholders’ approval requirements under Listing Rules 14A.45 to 14A.48. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transaction will not (and the Company will through its internal control system to ensure that such transaction will not) exceed the relevant threshold that requires independent shareholders’ approval under the Listing Rules.

The Company is prepared to convene an extraordinary general meeting in March 2007 to seek approval from independent shareholders regarding the non-exempt continuing connected transactions (including the applicable proposed cap) contemplated under the HEC Coal Framework Agreement. Huaneng Group and its associates will abstain from voting at such extraordinary general meeting, at which the proposed resolution will be passed by way of ordinary resolutions and voting will be taken by way of a poll in accordance with the requirements of the Listing Rules.

The Independent Directors of the Company will advise the Independent Shareholders in connection with the terms of the non-exempt continuing connected transactions (including the proposed cap) under the HEC Coal Framework Agreement. DBS has been appointed as the independent financial adviser to advise the Independent Directors and the Independent Shareholders on the same.

A circular containing further details of the non-exempt continuing connected transactions of the HEC Coal Framework Agreement, a letter from the Independent Directors, an opinion of DBS (the independent financial adviser) together with a notice to convene an extraordinary general meeting to approve the non-exempt continuing connected transactions (including the proposed cap) under the HEC Coal Framework Agreement will be issued by the Company to the Shareholders as soon as practicable.

INFORMATION ON THE COMPANY, HUANENG ENERGY COMMUNICATION AND XI’AN THERMAL

The Company and its subsidiaries develop, construct, operate and manage large-scale power plants throughout China. It is one of the largest independent power producers in China and owns a total general capacity of 27,922 MW on an equity basis.

Huaneng Energy Communication is a company incorporated in China. Its principal scope of business includes import and export businesses, international tendering and agency, and investment and management in infrastructure projects for coal / road / port / maritime transportation services.

Xi’an Thermal is a limited company incorporated in China. Its principal scope of business includes installation of thermal power facilities for power plants.

DEFINITIONS

“associates”	has the meaning ascribed to it in the Listing Rules;
“Board”	the board of Directors of the Company;
“Company”	Huaneng Power International, Inc. and its subsidiaries;
“DBS”

DBS Asia Capital Limited, a corporation licensed to carry out type 1 (dealings in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), is the independent financial adviser to the Independent Directors and the Independent Shareholders;

“Directors”	the directors of the Company;
“HIPDC”	Huaneng International Power Development Corporation;
“HEC Coal Framework Agreement”	the coal purchase and coal transportation framework agreement dated 15th January 2007 entered into between the Company and Huaneng Energy Communication;
“HEC Equipment Purchase Framework Agreement”	the purchase of ancillary equipment parts framework agreement dated 15th January 2007 entered into between the Company and Huaneng Energy Communication;
“Huaneng Energy Communication”	Huaneng Energy & Communications Holding Co., Ltd.;
“Huaneng Group”	China Huaneng Group;
“Independent Directors”	the independent non-executive Directors of the Company, including Mr. Qian Zhongwei, Mr. Xia Donglin, Mr. Liu Jipeng, Mr. Wu Yusheng and Mr. Yu Ning;
“Independent Shareholders”	shareholders of the Company other than Huaneng Group, HIPDC and their respective associates;
“Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
“PRC” or “China”	The People’s Republic of China;
“RMB”	Renminbi, the lawful currency of the PRC;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“subsidiaries”	has the meaning ascribed to it in the Listing Rules;
“Xi'an Thermal”	Xi'an Thermal Power Research Institute Co., Ltd.; and
“Xi'an Thermal Framework Agreement”	the framework agreement dated 15th January 2007 entered into between the Company and Xi'an Thermal for purchase of ancillary equipment parts, technical services and project contracting.

By Order of the Board Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent non-executive director)
Xia Donglin
(Independent non-executive director)
Liu Jipeng
(Independent non-executive director)
Wu Yusheng
(Independent non-executive director)
Yu Ning
(Independent non-executive director)

Beijing, the PRC

15th January 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name:	Huang Jian
Title:	Company Secretary

Date:	January 16, 2007